COSMOS HOLDINGS, INC.

141 West Jackson Boulevard, Suite 4236

Chicago, Illinois 60604

October 14, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Janice Adeloye

Re:	Cosmos Holdings, Inc.
Form S-1 Registration Statement File No. 333-267505

Dear Ms. Adeloye:

On behalf of Cosmos Holdings, Inc., we are requesting that you withdraw the Company’s request for acceleration of the above-captioned registration statement on October 14, 2022 at 5:00 p.m.

Very truly yours,

COSMOS HOLDINGS, INC.

By:	Grigorios Siokas
Grigorios Siokas, CEO